Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2017 Results

Singapore, 28 February 2018 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2017.

“We made excellent progress in all of our businesses in the fourth quarter,” stated Forrest Li, Chairman and Group Chief Executive Officer of Sea. “Garena, our digital entertainment business, launched its first self-developed mobile game, Free Fire. Shopee, our e-commerce platform, continued to grow robustly across all of our markets, as we forged ahead in our mission to support millions of sellers across the region, and empower consumers. AirPay, our digital financial services platform, further strengthened its payment infrastructure. We remain deeply committed to serving as a key enabler to our region’s rapid digital evolution.”

Fourth Quarter 2017 Key Metrics

•	Group

•	Total adjusted revenue was US$164.5 million, up 72.8% year-on-year from US$95.2 million for the fourth quarter of 2016 and up 8.3% quarter-on-quarter from US$151.9 million for the third quarter of 2017.

•	Total adjusted EBITDA was US$(140.2) million, compared to US$(56.0) million for the fourth quarter of 2016 and US$(99.7) million for the third quarter of 2017.

•	Digital Entertainment
•	Adjusted revenue was US$141.9 million, up 59.2% year-on-year from US$89.1 million for the fourth quarter of 2016 and up 5.3% quarter-on-quarter from US$134.7 million for the third quarter of 2017.

•	Adjusted EBITDA was US$52.6 million, an increase of 216.4% year-on-year from US$16.6 million for the fourth quarter of 2016 and up 16.7% quarter-on-quarter from $45.1 million for the third quarter of 2017.

•	Quarterly active users (“QAU”) was 87.8 million, an increase of 74.2% year-on-year from 50.4 million for the fourth quarter of 2016 and up 27.2% quarter-on-quarter from 69.0 million for the third quarter of 2017.

•	Average revenue per user (“ARPU”) was US$1.6 compared to US$1.8 for the fourth quarter of 2016 and US$2.0 for the third quarter of 2017.

•	E-Commerce
•	Gross merchandise value (“GMV”) was US$1.6 billion, an increase of 206.1% year-on-year from US$515.8 million for the fourth quarter of 2016 and up 48.3% quarter-on-quarter from US$1.1 billion for the third quarter of 2017.

•	Gross orders for the quarter was 98.3 million, an increase of 243.7% year-on-year from 28.6 million for the fourth quarter of 2016 and up 49.2% quarter-on-quarter from 65.9 million for the third quarter of 2017.

•	Adjusted revenue for the quarter was US$9.3 million, up 61.6% quarter-on-quarter from US$5.8 million. There was no e-commerce adjusted revenue for the fourth quarter of 2016.

•	Adjusted EBITDA was US$(175.4) million, compared to US$(59.2) million for the fourth quarter of 2016 and US$(130.0) million for the third quarter of 2017.

•	Sales and marketing as a percentage of GMV stood at 8.5%, for both the fourth quarters of 2016 and 2017, and improved from 9.7% for the third quarter of 2017.

•	Digital Financial Services

•	Gross transaction value of our digital financial services as a whole (“GTV”) grew 310.7% year-on-year from US$250.2 million and 129.3% quarter-on-quarter from US$448.2 million to reach US$1.0 billion.

Full Year 2017 Key Metrics

•	Group

•	Total adjusted revenue was US$553.6 million, up 58.6% year-on-year from US$348.9 million for the full year of 2016.

•	Total adjusted EBITDA was US$(332.1) million, compared to US$(130.1) million for the full year of 2016.

•	Digital Entertainment

•	Adjusted revenue was US$495.9 million, up 49.7% year-on-year from US$331.3 million for the full year of 2016.

•	Adjusted EBITDA was US$174.9 million, an increase of 104.6% year-on-year from US$85.5 million for the full year of 2016.

•	E-Commerce

•	GMV was US$4.1 billion, an increase of 257.5% year-on-year from US$1.2 billion for the full year of 2016.

•	Gross orders was 244.8 million, an increase of 231.7% year-on-year from 73.8 million for the full year of 2016.

•	Adjusted revenue was US$17.7 million.

•	Adjusted EBITDA was US$(444.3) million, compared to US$(169.7) million for the full year of 2016.

•	Sales and marketing as a percentage of GMV was 8.3% compared to 11.0% for the full year of 2016.

•	Digital Financial Services

•	GTV grew 249.2% year-on-year from US$614.4 million to reach US$2.1 billion.

Strategic Business Updates

Digital Entertainment

Garena enjoyed healthy growth this quarter, buoyed by factors including the continued growth of one of the leading mobile games in the region, Arena of Valor. Our mobile game business has been a key beneficiary of the increasing smartphone penetration in the region. For instance, Arena of Valor has achieved 10 million daily active users (“DAU”). Moreover, we continue to complement this franchise through a growing e-sports league, video streaming options and other ancillary services.

Another important milestone this quarter was the launch of our fully self-developed game, Free Fire, on December 4, 2017. Free Fire is a “battle royale” type of mobile game developed in-house by Garena. The game was launched on both the iOS App Store and Google Play Store in many markets around the world and has achieved 6 million DAUs. We are committed to expanding our game development capabilities further, while continuing to build our position as the partner of choice in our markets for the world’s leading game development studios.

E-Commerce

Shopee achieved robust growth in both GMV and gross orders in each of our markets in the fourth quarter of 2017. This growth was driven primarily by our on-the-ground efforts to attract new buyers and sellers in our focus categories.

Shopee has focused much of its innovation on launching value-added services to our ever-expanding seller base, particularly for brands that use our Shopee Mall platform. We continue to expand our support for sellers by offering them integrated logistics and payments solutions as well as fulfilment and other services.

We have begun monetization by rolling out performance-based advertising tools in all of our markets. In Taiwan and in our cross-border transactions, we have also started to charge transaction-based commissions to sellers.

Digital Financial Services

We continue to focus our efforts on building up the infrastructure to support our existing platforms and to improve user experience. One of our recent initiatives in this area is the deeper integration of AirPay with Shopee.

Other Developments

Retirement of Director and Group President and Election of New Director

The Company’s Group President and Director, Nicholas A. Nash, plans to retire from his position as the Group President at the end of 2018. During the period before his retirement, Mr. Nash will continue to advise the Company’s Group Chief Executive Officer on the Company’s long-term strategic priorities. Concurrent with announcing his retirement, Mr. Nash has also retired from the Company’s board as of February 23, 2018. On February 24, 2018, the Company’s board elected Tony Tianyu Hou to serve as a director. Mr. Hou is also the Group Chief Financial Officer of the Company.

Amendment of Equity Incentive Plan

The Company has amended its Amended and Restated Incentive Plan (the “Plan”), effective on February 24, 2018, to increase the maximum number of its Class A ordinary shares (“Ordinary Shares”) that may be delivered under the Plan from 53,000,000 shares to 83,000,000 shares (the “ESOP Pool Size”), and to increase the ESOP Pool Size on the first day of year 2019, 2020, 2021 and 2022 by 5% of the total number of Ordinary Shares outstanding on that day immediately before such annual increase. Sea intends to use such increases in the ESOP Pool Size to make equity grants to its management team and other employees, so as to better attract global talents and more closely align the interest of its employees with the Company and its shareholders.

Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For Three Month ended December 31,			For Full Year ended December 31,
	2016	2017		2016	2017
	$	$	YOY%	$	$	YOY%
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenue
Digital Entertainment	82,407	106,323	29.0%	327,985	365,167	11.3%
Others	6,054	18,281	202.0%	17,685	49,023	177.2%

	88,461	124,604	40.9%	345,670	414,190	19.8%
Cost of revenue
Digital Entertainment	(47,298)	(60,240)	27.4%	(185,314)	(217,986)	17.6%
Others	(15,879)	(40,819)	157.1%	(47,284)	(108,892)	130.3%

	(63,177)	(101,059)	60.0%	(232,598)	(326,878)	40.5%

Gross profit	25,284	23,545	(6.9)%	113,072	87,312	(22.8)%

Other operating income	415	2,157	419.8%	2,103	3,497	66.3%
Sales and marketing expenses	(61,763)	(156,418)	153.3%	(187,372)	(425,974)	127.3%
General and administrative expenses	(41,304)	(51,754)	25.3%	(112,383)	(137,868)	22.7%
Research and development expenses	(5,786)	(8,671)	49.9%	(20,809)	(29,323)	40.9%

Total operating expenses	(108,438)	(214,686)	98.0%	(318,461)	(589,668)	85.2%

Operating loss	(83,154)	(191,141)	129.9%	(205,389)	(502,356)	144.6%
Non-operating income (loss), net	15,150	(62,283)	(511.1)%	8,503	(46,153)	(642.8)%
Income tax expense	1,047	(8,730)	(933.8)%	(8,546)	(10,745)	25.7%
Share of results of equity investees	(5,279)	(986)	(81.3)%	(19,523)	(1,912)	(90.2)%

Net loss	(72,236)	(263,140)	264.3%	(224,955)	(561,166)	149.5%

Adjusted net loss (1)	(61,981)	(251,563)	305.9%	(196,114)	(532,530)	171.5%

Adjusted revenue of Digital Entertainment (1)	89,132	141,883	59.2%	331,252	495,878	49.7%
Adjusted revenue of E-Commerce (1)	—	9,319	—	—	17,717	—
Revenue of Digital Financial Services	1,709	4,102	140.0%	5,892	16,270	176.1%
Revenue of Other Services	4,345	9,213	112.0%	11,793	23,719	101.1%

Total adjusted revenue (1)	95,186	164,517	72.8%	348,937	553,584	58.6%

Adjusted EBITDA for Digital Entertainment (1)	16,626	52,607	216.4%	85,492	174,939	104.6%
Adjusted EBITDA for E-Commerce (1)	(59,188)	(175,414)	(196.4)%	(169,716)	(444,280)	(161.8)%
Adjusted EBITDA for Digital Financial Services (1)	(9,240)	(7,551)	18.3%	(33,682)	(36,697)	(9.0)%
Adjusted EBITDA for Other Services (1)	(2,495)	(7,276)	(191.6)%	(9,276)	(18,190)	(96.1)%
Unallocated expenses (2)	(1,708)	(2,579)	(51.0)%	(2,937)	(7,887)	(168.5)%

Total adjusted EBITDA (1)	(56,005)	(140,213)	(150.4)%	(130,119)	(332,115)	(155.2)%

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”
(2)	Unallocated expenses are mainly relating to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2017 Compared to Three Months Ended December 31, 2016

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2016		2017
	$	% of	$	% of	YOY%
	(unaudited)	revenue	(unaudited)	revenue
Revenue
Digital Entertainment	82,407	93.2	106,323	85.3	29.0%
E-Commerce	—	—	4,966	4.0	—
Digital Financial Services	1,709	1.9	4,102	3.3	140.0%
Other Services	4,345	4.9	9,213	7.4	112.0%

	88,461	100.0	124,604	100.0	40.9%

	2016		2017
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
	(unaudited)		(unaudited)
Adjusted revenue of Digital Entertainment	89,132	93.6	141,883	86.2	59.2%
Adjusted revenue of E-Commerce	—	—	9,319	5.7	—
Revenue of Digital Financial Services	1,709	1.8	4,102	2.5	140.0%
Revenue of Other Services	4,345	4.6	9,213	5.6	112.0%

Total adjusted revenue	95,186	100.0	164,517	100.0	72.8%

Our total revenue increased by 40.9% to US$124.6 million in the fourth quarter of 2017 from US$88.5 million in the fourth quarter of 2016. Our total adjusted revenue increased by 72.8% to US$164.5 million in the fourth quarter of 2017 from US$95.2 million in the fourth quarter of 2016. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 29.0% to US$106.3 million in the fourth quarter of 2017 from US$82.4 million in the fourth quarter of 2016. Adjusted revenue increased by 59.2% to US$141.9 million in the fourth quarter of 2017 from US$89.1 million in the fourth quarter of 2016. This increase was primarily due to the growth of our QAUs to 87.8 million in the fourth quarter of 2017 from 50.4 million in the fourth quarter of 2016, as we launched new games and expanded our existing games into new markets, which in turn increased the number of our paying users. In the fourth quarter of 2017, we have revised our estimation on certain games’ revenue recognition period (including Arena of Valor’s), using average paying user lives instead of game licensing periods of the respective games. The change in estimation was based on management’s best understanding of the user behaviours reflected in the data that management collected over time. The impact of such changes was accounted for prospectively and was not significant to our digital entertainment revenue had we not made such changes. We believe changing the estimation reflects the economic essence of the respective games better and provides better quality financial reporting.

•	E-Commerce: We began monetizing our e-commerce business in 2017. In the fourth quarter of 2017, our e-commerce revenue was US$5.0 million. Our e-commerce adjusted revenue was US$9.3 million in the same period.

•	Digital Financial Services: Revenue increased by 140.0% to US$4.1 million in the fourth quarter of 2017 from US$1.7 million in the fourth quarter of 2016. This increase was primarily attributable to the addition of use cases to our AirPay platform and a further deepening of our market penetration.

•	Other Services: Revenue increased by 112.0% to US$9.2 million in the fourth quarter of 2017 from US$4.3 million in the fourth quarter of 2016. This increase was primarily due to ancillary services we provide to our e-commerce platform users.

Cost of Revenue

Our total cost of revenue increased by 60.0% to US$101.1 million in the fourth quarter of 2017 from US$63.2 million in the fourth quarter of 2016. This increase was in line with the overall growth of our businesses:

•	Digital Entertainment: Cost of revenue increased by 27.4% to US$60.2 million in the fourth quarter of 2017 from US$47.3 million in the fourth quarter of 2016. This increase was primarily due to an increase in royalty payments to game developers as well as in other costs directly associated with our digital entertainment segment which were largely in line with the revenue growth of our business.

•	Others: Cost of revenue for our other segments combined increased by 157.1% to US$40.8 million in the fourth quarter of 2017 from US$15.9 million in the fourth quarter of 2016. This increase was primarily due to bank transaction fees driven by GMV growth from our e–commerce business, as well as higher staff compensation and benefit costs.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 153.3% to US$156.4 million in the fourth quarter of 2017 from US$61.8 million in the fourth quarter of 2016. This increase was in line with the overall growth of our businesses. The table below sets forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2016	2017	YOY%
Sales and Marketing Expenses	$	$
	(unaudited)	(unaudited)
Digital Entertainment	13,335	16,854	26.4%
E-Commerce	43,990	134,961	206.8%

•	Digital Entertainment: Sales and marketing expenses increased by 26.4% to US$16.9 million in the fourth quarter of 2017 from US$13.3 million in the fourth quarter of 2016. This increase was primarily due to the launch of new games and our continued efforts to expand our existing games into new markets, which in turn enlarged our user base and increased the number of our paying users.

	For the Three Months ended December 31,
	2016	2017
Digital Entertainment	$	$
	(unaudited)	(unaudited)
Sales and marketing expenses	13,335	16,854

Adjusted revenue	89,132	141,883

Sales and marketing expenses as a percentage of adjusted revenue	15.0%	11.9%

Sales and marketing expenses as a percentage of adjusted revenue decreased to 11.9% in the fourth quarter of 2017 from 15.0% in the fourth quarter of 2016 as we continue to improve the efficiency of our marketing efforts.

•	E-Commerce: Sales and marketing expenses increased by 206.8% to US$135.0 million in the fourth quarter of 2017 from US$44.0 million in the fourth quarter of 2016. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily driven by shipping and other promotions on our platform in order to increase user base and enhance user engagement.

	For the Three Months ended December 31,
	2016	2017
E-Commerce	$	$
	(unaudited)	(unaudited)
Sales and marketing expenses	43,990	134,961

GMV	515,791	1,578,599

Sales and marketing expenses as a percentage of GMV	8.5%	8.5%

Sales and marketing expenses as a percentage of GMV was 8.5% in the fourth quarter of 2016 and 2017. It improved from 9.7% in the third quarter of 2017.

General and Administrative Expenses

Our general and administrative expenses increased by 25.3% to US$51.8 million in the fourth quarter of 2017 from US$41.3 million in the fourth quarter of 2016. This increase was primarily due to an expansion of our staff force, an increase in office facilities and related expenses, as well as an increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 49.9% to US$8.7 million in the fourth quarter of 2017 from US$5.8 million in the fourth quarter of 2016, primarily due to an increase in research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible promissory notes and foreign exchange gain (loss). The amount was a net non-operating loss of US$62.3 million in the fourth quarter of 2017, compared to a net non-operating gain of US$15.2 million in the fourth quarter of 2016. This was primarily due to a charge of fair value loss of US$52.0 million from the fair value accounting treatment for the convertible promissory notes and interest expense on those convertible promissory notes recognized in the fourth quarter of 2017; while an investment gain was recognized in the fourth quarter of 2016 due to the disposal of an associated company.

Income Tax Expense

We had an income tax expense of US$8.7 million in the fourth quarter of 2017 which was primarily due to the corporate income taxes and withholding tax expenses recognized for our digital entertainment segment. The income tax benefit in the fourth quarter of 2016 was mainly driven by a reduction in statutory withholding tax rate in one of our markets.

Share of Results of Equity Investees

We had share of losses of equity investees of US$1.0 million in the fourth quarter of 2017, compared with US$5.3 million in the fourth quarter of 2016. This is primarily due to lower losses we picked up following the disposal of an associated company in 2017.

Net Loss

As a result of the foregoing, we had net losses of US$263.1 million and US$72.2 million in the fourth quarter of 2017 and 2016, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses, was US$251.6 million and US$62.0 million in the fourth quarter of 2017 and 2016, respectively.

Full Year Ended December 31, 2017 Compared to Full Year Ended December 31, 2016

Revenue

The table below sets forth revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2016		2017
	$	% of revenue	$	% of revenue	YOY%
	(unaudited)		(unaudited)
Revenue
Digital Entertainment	327,985	94.9	365,167	88.2	11.3%
E-Commerce	—	—	9,034	2.2	—
Digital Financial Services	5,892	1.7	16,270	3.9	176.1%
Other Services	11,793	3.4	23,719	5.7	101.1%

	345,670	100.0	414,190	100.0	19.8%

	2016		2017
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
	(unaudited)		(unaudited)
Adjusted revenue of Digital Entertainment	331,252	94.9	495,878	89.6	49.7%
Adjusted revenue of E-Commerce	—	—	17,717	3.2	—
Revenue of Digital Financial Services	5,892	1.7	16,270	2.9	176.1%
Revenue of Other Services	11,793	3.4	23,719	4.3	101.1%

Total adjusted revenue	348,937	100.0	553,584	100.0	58.6%

Our total revenue increased by 19.8% to US$414.2 million for the full year ended December 31, 2017 from US$345.7 million for the full year ended December 31, 2016. Our total adjusted revenue increased by 58.6% to US$553.6 million for the full year ended December 31, 2017 from US$348.9 million for the full year ended December 31, 2016. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 11.3% to US$365.2 million for the full year ended December 31, 2017 from US$328.0 million for the full year ended December 31, 2016. Adjusted revenue increased by 49.7% to US$495.9 million for the full year ended December 31, 2017 from US$331.3 million in the full year ended December 31, 2016. This increase was primarily due to the growth of our user base in 2017, as we launched new games and expanded our existing games into new markets, which in turn increased the number of paying users.

•	E-Commerce: We began monetizing our e-commerce business in 2017. For the full year ended December 31, 2017, our e-commerce revenue was US$9.0 million. Our e-commerce adjusted revenue was US$17.7 million in the same period.

•	Digital Financial Services: Revenue increased by 176.1% to US$16.3 million for the full year ended December 31, 2017 from US$5.9 million for the full year ended December 31, 2016. This increase was primarily attributable to the addition of use cases to our AirPay platform and a further deepening of our market penetration.

•	Other Services: Revenue increased by 101.1% to US$23.7 million for the full year ended December 31, 2017 from US$11.8 million for the full year ended December 31, 2016. This increase was primarily due to ancillary services we provide to our e-commerce platform users.

Cost of Revenue

Our total cost of revenue increased by 40.5% to US$326.9 million for the full year ended December 31, 2017 from US$232.6 million for the full year ended December 31, 2016. This increase was in line with the overall growth of our businesses:

•	Digital Entertainment: Cost of revenue increased by 17.6% to US$218.0 million for the full year ended December 31, 2017 from US$185.3 million for the full year ended December 31, 2016. This increase was primarily due to an increase in royalty payments to game developers as well as in other costs directly associated with our digital entertainment business which were in line with the increased revenue in this segment.

•	Others: Cost of revenue for our other segments combined increased by 130.3% to US$108.9 million for the full year ended December 31, 2017 from US$47.3 million for the full year ended December 31, 2016. This increase was primarily due to bank transaction fees driven by GMV growth from our e-commerce business, as well as higher staff compensation and benefit costs.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 127.3% to US$426.0 million for the full year ended December 31, 2017 from US$187.4 million for the full year ended December 31, 2016. This increase was in line with the overall growth of our businesses. The table below sets forth the breakdown of our sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2016	2017	YOY%
Sales and Marketing Expenses	$ (unaudited)	$ (unaudited)
Digital Entertainment	44,030	61,472	39.6%
E-Commerce	126,220	339,768	169.2%

•	Digital Entertainment: Sales and marketing expenses increased by 39.6% to US$61.5 million for the full year ended December 31, 2017 from US$44.0 million for the full year ended December 31, 2016. This increase was primarily due to the launch of new games and our continued efforts to expand our existing games into new markets, which in turn enlarged our user base and increased the number of our paying users.

	For the Full Year ended December 31,
	2016	2017
Digital Entertainment	$ (unaudited)	$ (unaudited)
Sales and marketing expenses	44,030	61,472

Adjusted revenue	331,252	495,878

Sales and marketing expenses as a percentage of adjusted revenue	13.3%	12.4%

Sales and marketing expenses as a percentage of adjusted revenue decreased to 12.4% for the full year ended December 31, 2017 from 13.3% for the full year ended December 31, 2016 as we continue to improve the efficiency of our marketing efforts.

•	E-Commerce: Sales and marketing expenses increased by 169.2% to US$339.8 million for the full year ended December 31, 2017 from US$126.2 million for the full year ended December 31, 2016. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily driven by shipping and other promotions on our platform in order to increase user base and enhance user engagement.

	For the Full Year ended December 31,
	2016	2017
E-Commerce	$ (unaudited)	$ (unaudited)
Sales and marketing expenses	126,220	339,768

GMV	1,150,270	4,112,732

Sales and marketing expenses as a percentage of GMV	11.0%	8.3%

Sales and marketing expenses as a percentage of GMV decreased to 8.3% for the full year ended December 31, 2017 from 11.0% for the full year ended December 31, 2016.

General and Administrative Expenses

Our general and administrative expenses increased by 22.7% to US$137.9 million for the full year ended December 31, 2017 from US$112.4 million for the full year ended December 31, 2016. This increase was primarily due to an expansion of our staff force, an increase in office facilities and related expenses, as well as an increase in professional fees and other expenses.

Research and Development Expenses

Our research and development expenses increased by 40.9% to US$29.3 million for the full year ended December 31, 2017 from US$20.8 million for the full year ended December 31, 2016, primarily due to an increase in research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consists of interest income, interest expense, investment gain (loss), fair value change for convertible promissory notes and foreign exchange gain (loss). The amount was a net non-operating loss of US$46.2 million for the full year ended December 31, 2017, compared to a net non-operating gain of US$8.5 million for the full year ended December 31, 2016. This is primarily due to a charge of fair value loss of US$52.0 million from the fair value accounting treatment for the convertible promissory notes and interest expenses on those convertible promissory notes, partially offset by an investment gain arising from the disposal of and a net gain arising from re-measurement of our investments in 2017; while an investment gain was recognized in 2016 due to the disposal of an associated company.

Income Tax Expense

We had an income tax expense of US$10.7 million for the full year ended December 31, 2017, compared with an income tax expense of US$8.5 million for the full year ended December 31, 2016. This was primarily due to higher corporate income tax and withholding tax expenses recognized for our digital entertainment segment in 2017 which was in line with the growth of the business.

Share of Results of Equity Investees

We had share of losses of equity investees of US$1.9 million for the full year ended December 31, 2017, compared with US$19.5 million for the full year ended December 31, 2016. This is primarily due to lower losses we picked up following the disposal of an associated company in 2017.

Net Loss

As a result of the foregoing, we had net losses of US$561.2 million and US$225.0 million for the full year ended December 31, 2017 and 2016, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses, was US$532.5 million and US$196.1 million for the full year ended December 31, 2017 and 2016, respectively.

Guidance

For the full year of 2018, we currently expect total adjusted revenue to be US$730 million to US$770 million, representing 31.9% to 39.1% growth from 2017.

We currently expect our e-commerce GMV to be between US$7.5 billion to US$8.0 billion for the full year of 2018, representing 82.4% to 94.5% growth from 2017.

Webcast and Conference Call Information

Mr. Forrest Li, Founder, Chairman and Group Chief Executive Officer; Mr. Nick Nash, Group President; Mr. Tony Hou, Group Chief Financial Officer; and Mr. Alan Hellawell, Group Chief Strategy Officer, will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:00 PM U.S. Eastern Time on 27 February
8:00 AM Singapore/ Hong Kong Time on 28 February 2018

Webcast link:	http://mms.prnasia.com/SE/20180227/default.aspx

Dial in numbers:	US Toll Free: 1-888-317-6003 Hong Kong: 800-963-976
International: 1-412-317-6061 Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for participants: 0677787

A replay of the conference call will be available at the Company’s investor relations website (http://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com or sea@brunswickgroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in our region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services platforms; the growth in its user base and their level of engagement; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth of and trends of its markets and competition in its industry; government policies and regulations relating to its industry; and general economic and business conditions in the markets it has businesses. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue (currently consisting of advertising income) of the e-commerce segment plus commission income (before deducting sales incentives from commission income). This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Total adjusted revenue” represents the sum of adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Adjusted net loss” represents net loss excluding share-based compensation expense. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a recurring significant expense.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) e-commerce commission income before deducting sales incentives. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments and its non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2017
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	106,323	4,966	4,102	9,213	—	124,604
Changes in deferred revenue	35,560	—	—	—	—	35,560
Commission income	—	4,353	—	—	—	4,353

Adjusted revenue	141,883	9,319	4,102	9,213	—	164,517

Operating income (loss)	18,102	(178,780)	(8,038)	(8,269)	(14,156)	(191,141)
Net effect of changes in deferred revenue and its related cost	26,724	—	—	—	—	26,724
Depreciation and Amortization	7,781	3,366	487	993	—	12,627
Share-based compensation	—	—	—	—	11,577	11,577

Adjusted EBITDA	52,607	(175,414)	(7,551)	(7,276)	(2,579)	(140,213)

	For the Three Months ended December 31, 2016
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	82,407	—	1,709	4,345	—	88,461
Changes in deferred revenue	6,725	—	—	—	—	6,725
Commission income	—	—	—	—	—	—

Adjusted revenue	89,132	—	1,709	4,345	—	95,186

Operating income (loss)	1,780	(60,117)	(9,447)	(3,407)	(11,963)	(83,154)
Net effect of changes in deferred revenue and its related cost	6,724	—	—	—	—	6,724
Depreciation and Amortization	8,122	929	207	912	—	10,170
Share-based compensation	—	—	—	—	10,255	10,255

Adjusted EBITDA	16,626	(59,188)	(9,240)	(2,495)	(1,708)	(56,005)

	For the Year ended December 31, 2017
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	365,167	9,034	16,270	23,719	—	414,190
Changes in deferred revenue	130,711	—	—	—	—	130,711
Commission income	—	8,683	—	—	—	8,683

Adjusted revenue	495,878	17,717	16,270	23,719	—	553,584

Operating income (loss)	45,637	(452,233)	(38,038)	(21,199)	(36,523)	(502,356)
Net effect of changes in deferred revenue and its related cost	100,678	—	—	—	—	100,678
Depreciation and Amortization	28,624	7,953	1,341	3,009	—	40,927
Share-based compensation	—	—	—	—	28,636	28,636

Adjusted EBITDA	174,939	(444,280)	(36,697)	(18,190)	(7,887)	(332,115)

	For the Year ended December 31, 2016
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	327,985	—	5,892	11,793	—	345,670
Changes in deferred revenue	3,267	—	—	—	—	3,267
Commission income	—	—	—	—	—	—

Adjusted revenue	331,252	—	5,892	11,793	—	348,937

Operating income (loss)	45,525	(172,409)	(34,407)	(12,320)	(31,778)	(205,389)
Net effect of changes in deferred revenue and its related cost	6,875	—	—	—	—	6,875
Depreciation and Amortization	33,092	2,693	725	3,044	—	39,554
Share-based compensation	—	—	—	—	28,841	28,841

Adjusted EBITDA	85,492	(169,716)	(33,682)	(9,276)	(2,937)	(130,119)

(1)	Unallocated expenses are mainly relating to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

		For the Three Months ended December 31,		For the Year ended December 31,
	Note	2016	2017	2016	2017
		$	$	$	$
		(unaudited)	(unaudited)		(unaudited)
Revenue
Digital Entertainment		82,407	106,323	327,985	365,167
Others	1	6,054	18,281	17,685	49,023

Total revenue		88,461	124,604	345,670	414,190

Cost of revenue
Digital Entertainment		(47,298)	(60,240)	(185,314)	(217,986)
Others		(15,879)	(40,819)	(47,284)	(108,892)

Total cost of revenue		(63,177)	(101,059)	(232,598)	(326,878)

Gross profit		25,284	23,545	113,072	87,312

Operating income (expenses):
Other operating income		415	2,157	2,103	3,497
Sales and marketing expenses		(61,763)	(156,418)	(187,372)	(425,974)
General and administrative expenses		(41,304)	(51,754)	(112,383)	(137,868)
Research and development expenses		(5,786)	(8,671)	(20,809)	(29,323)

Total operating expenses		(108,438)	(214,686)	(318,461)	(589,668)

Operating loss		(83,154)	(191,141)	(205,389)	(502,356)
Interest income		271	760	741	2,922
Interest expense		(9)	(9,043)	(23)	(26,501)
Investment gain (loss)		15,021	(352)	9,434	33,591
Changes in fair value of convertible promissory notes		—	(51,950)	—	(51,950)
Foreign exchange loss		(133)	(1,698)	(1,649)	(4,215)

Loss before income tax and share of results of equity investees		(68,004)	(253,424)	(196,886)	(548,509)
Income tax expense		1,047	(8,730)	(8,546)	(10,745)
Share of results of equity investees		(5,279)	(986)	(19,523)	(1,912)

Net loss		(72,236)	(263,140)	(224,955)	(561,166)

Net (gain) loss attributable to non-controlling interests		(4)	480	2,088	681

Net loss attributable to Sea Limited’s ordinary shareholders		(72,240)	(262,660)	(222,867)	(560,485)

Adjusted net loss (1)		(61,981)	(251,563)	(196,114)	(532,530)

Loss per share:
Basic and diluted		(0.42)	(0.90)	(1.30)	(2.72)

Shares used in loss per share computation:
Basic and diluted		171,565,142	293,324,598	171,127,788	205,727,195

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2016	2017
	$	$
		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	170,078	1,347,361
Restricted cash	18,607	95,300
Accounts receivable, net	35,074	61,846
Prepaid expenses and other assets	79,443	186,181
Inventories, net	3,947	9,790
Short-term investment	—	18,000
Amounts due from related parties	2,735	2,235

Total current assets	309,884	1,720,713

Non-current assets
Property and equipment, net	31,123	74,348
Intangible assets, net	29,963	37,333
Long-term investments	45,072	28,216
Prepaid expenses and other assets	32,299	46,297
Restricted cash	2,139	2,317
Deferred tax assets	35,295	48,104
Goodwill	—	30,952

Total non-current assets	175,891	267,567

Total assets	485,775	1,988,280

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2016	2017
	$	$
		(unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable	5,990	8,644
Accrued expenses and other payables	102,086	285,248
Advances from customers	15,459	27,155
Amount due to related parties	9,696	36,790
Short-term bank borrowings	1,858	2,013
Deferred revenue	122,218	268,241
Income taxes payable	6,449	9,614

Total current liabilities	263,756	637,705

Non-current liabilities

Accrued expenses and other payables	4,480	7,547
Deferred revenue	137,259	133,481
Convertible promissory notes	—	726,950
Deferred tax liabilities	—	4,378
Unrecognized tax benefits	855	3,088

Total non-current liabilities	142,594	875,444

Total liabilities	406,350	1,513,149

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2016	2017
	$	$
		(unaudited)
Mezzanine equity
Seed contingently redeemable convertible preference shares	500	—
Series A contingently redeemable convertible preference shares	10,000	—
Series B contingently redeemable convertible preference shares	194,575	—

Total mezzanine equity	205,075	—

Shareholders’ equity
Ordinary shares	88	—
Class A Ordinary shares	—	91
Class B Ordinary shares	—	76
Additional paid-in capital	370,615	1,564,656
Accumulated other comprehensive income	8,587	10,701
Statutory reserves	46	46
Accumulated deficit	(505,006)	(1,106,545)

Total Sea Limited shareholders’ (deficit) equity	(125,670)	469,025
Non-controlling interests	20	6,106

Total shareholders’ (deficit) equity	(125,650)	475,131

Total liabilities, mezzanine equity and shareholders’ equity	485,775	1,988,280

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	Three months ended December 31,		For the year ended December 31,
	2016	2017	2016	2017
	$	$	$	$
	(unaudited)	(unaudited)		(unaudited)

Net cash used in operating activities	(42,118)	(113,244)	(114,726)	(334,230)
Net cash generated from (used in) investing activities	12,861	(51,140)	(29,931)	(118,614)
Net cash (used in) generated from financing activities	(2)	927,401	199,622	1,623,843
Effect of foreign exchange rate changes on cash and cash equivalents	(2,596)	2,870	(1,090)	6,284
Net (decrease) increase in cash and cash equivalents	(31,855)	765,887	53,875	1,177,283
Cash and cash equivalents at beginning of the period	201,933	581,474	116,203	170,078

Cash and cash equivalents at end of the period	170,078	1,347,361	170,078	1,347,361

1	REVENUE – OTHERS

Revenue – Others includes our e-commerce segment’s advertising income and commission income charged to the sellers on its marketplace, net of promotional incentives. These promotional incentives being net-off against the revenue amounted to US$4.4 million and US$8.7 million for the quarter ended December 31, 2017 and for the year ended December 31, 2017, respectively.

2	SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2017
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	106,323	4,966	4,102	9,213	—	124,604

Operating income (loss)	18,102	(178,780)	(8,038)	(8,269)	(14,156)	(191,141)
Non-operating loss, net						(62,283)
Income tax expense						(8,730)
Share of results of equity investees						(986)

Net loss						(263,140)

	For the Three Months ended December 31, 2016
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	82,407	—	1,709	4,345	—	88,461

Operating income (loss)	1,780	(60,117)	(9,447)	(3,407)	(11,963)	(83,154)
Non-operating income, net						15,150
Income tax expense						1,047
Share of results of equity investees						(5,279)

Net loss						(72,236)

	For the Year ended December 31, 2017
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	365,167	9,034	16,270	23,719	—	414,190

Operating income (loss)	45,637	(452,233)	(38,038)	(21,199)	(36,523)	(502,356)
Non-operating loss, net						(46,153)
Income tax expense						(10,745)
Share of results of equity investees						(1,912)

Net loss						(561,166)

	For the Year ended December 31, 2016
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses(1)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	327,985	—	5,892	11,793	—	345,670

Operating income (loss)	45,525	(172,409)	(34,407)	(12,320)	(31,778)	(205,389)
Non-operating income, net						8,503
Income tax expense						(8,546)
Share of results of equity investees						(19,523)

Net loss						(224,955)

(1)	Unallocated expenses are mainly relating to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

SUPPLEMENTAL OPERATIONAL METRICS

			For the three months ended September 30, 2017	For the three months ended December 31, 2017
Digital Entertainment		Unit

Quarterly active users		millions	69.0	87.8
Monthly active users (last month)		millions	42.7	59.5
Quarterly paying users		millions	6.5	7.2
Average revenue per user		US$	2.0	1.6
Average revenue per paying user		US$	20.7	19.7

E-Commerce

Gross GMV	US$	millions	1,064.8	1,578.6
Gross orders		millions	65.9	98.3

Market breakdown (by % orders)
Indonesia		%	36% - 38%	40% - 42%
Taiwan		%	33% - 35%	25% - 27%
Vietnam		%	9% - 11%	11% - 13%
Thailand		%	7% - 9%	7% - 9%
Philippines		%	4% - 6%	6% - 8%
Singapore and Malaysia		%	5% - 7%	6% - 8%

Digital Financial Services

GTV	US$	millions	448.2	1,027.5